Exhibit 99.2

Annex 3.3 (k): Transactions subject to approval by the Board

		Board approval required in excess of USD
1.	Purchasing transactions and normal operating expenses including executing and terminating contracts, (only required if no longer achieving EBIT target)	$10 Million
2.	Inventory Purchases	Unlimited
3.	Capital Expenditures (in excess of total approved budget or substitutions)	$5 Million
4.	Payments under previously approved agreements	Unlimited
5.	Acquisitions/Divestitures of companies, products and intangible assets including patents, and trademarks (includes financing and choice of acquisition vehicle)	$10 Million
6.	Institution/settlement of legal proceedings, Income tax settlements and Self-insured settlements	$25 Million
7.	Disposition of Tangible Assets (Greater of NBV or Market Value)	$10 Million
8	License agreements & R&D evaluation agreements	$15 Million
9.	**The following transactions always require Board approval:**	
a.	Purchase, issuance and redemption of equity securities of the company outside an approved compensation plan	
b.	Dividends to Alcon, Inc. Shareholders	
c.	Issuance of public and private debt securities or programs	
d.	Insurance contracts, or changes to risk covers, outside the limits of the approved operating plan	
e.	Changes to approved investment and financing strategy	
10.	**Board approval is not required for the following transactions:**	
a.	Purchasing transactions for normal operating expenses within the approved operating plan (as long as EBIT ratio remains at or above approved target)	
b.	Capital expenditures within the approved capital budget (Including substitutions under $2 million)	
c.	All Inter-company / Inter-group financial transactions	
d.	Sales related transactions including terms, credit limits, credit memos, rebates and receivables	
e.	Investments and financing transactions within the confines of the Board approved strategy	
f.	Income tax settlements within the limits of previously established (reviewed or audited) accounting provisions	
g.	Issuance of equity securities of the company within the scope of an approved compensation plan	
11.	**The following transactions have been delegated by the Board to a Director who will determine which issues to be brought to the Boards attention:**	
a.	Creating, closing or merging companies or branch offices	
b.	Changes to Capital of subsidiaries	
c.	Dividends from subsidiaries to Alcon Inc. if less than 97% of available profit	
12.	**The board must be kept informed of all material transactions.**	

Notes to above line Items:

1. Represents the single transaction limit (or total contract commitment) for necessary and ordinary business expenses including travel and entertainment, consulting, office supplies, services and materials, political & charitable donations, Etc. Unbudgeted transactions in excess of $10 million will require Board approval if the company is not meeting its EBIT target.

2. Includes third party contracts for the purchase of production inventories and must be applied to the total purchase commitment over the term of the agreement.

3. Unforeseen projects in excess of $5 million for production and $3 million for all other projects require Board approval. Budgeted unforeseen capital may be used for all projects below this scope.

4. Includes payments in accordance with any previously approved agreement such as royalties, debt principle & interest, insurance premiums, leases and previously authorized Capital Appropriation Requests, milestone payments related to licensing agreements and R&D evaluation agreements . Also includes payments to comply with local laws and government regulations such as customs duties and taxes.

5. Includes acquisitions & divestitures of companies, products and intangible assets including patents and trademarks (includes financing and choice of acquisition vehicle).

6. Includes settlements of legal proceedings, income tax issues and self insured settlements, etc. (As long as EBIT targets are met, no approval required under this amount). In the case of income taxes, if settlement is within the limits of previously reviewed or audited accounting provisions no board approval is required.

7. Grant applies to the sale of fixed assets, non capitalized assets and bulk sales or disposal of inventory.

8. Grant is for up to $15 million of fixed minimum payments or $30 million of fixed and contingent payments over the life of the agreement, excluding payments linked to sales (royalty payments). All license agreements to be disclosed to the Board after the fact.

The above grant of authority is applicable to Alcon, Inc. and all its subsidiaries, markets and business units.